July 20, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Folake Ayoola

Re:	Outbrain Inc.

Registration Statement on Form S-1 (File No. 333-257525)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-257525) (as amended, the “Registration Statement”), of Outbrain Inc. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:30 P.M. (Eastern time) on July 22, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Citigroup Global Markets Inc.
Jefferies LLC

As Representatives of the Several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Israel Halpert
Name: Israel Halpert
Title: Managing Director

JEFFERIES LLC

By:	/s/ Cully Davis
Name: Cully Davis
Title: Vice Chairman

[Signature Page to Acceleration Request]